                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 --------------

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12 (b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           FUSION SYSTEMS CORPORATION
          ------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


            Delaware                                  52-0915080
     --------------------------                     ---------------------
      (State of Incorporation                         (IRS Employer
       or Organization)                                Identification No.)

      7600 Standish Place
      Rockville, Maryland                               20855
      -----------------------                          ---------
   (Address of principal executive offices)           (zip code)


If this Form relates to the registration     If this Form relates to the
of a class of debt securities and is         registration of a class of debt
effective upon filing pursuant to            securities and is to become
General Instruction A(c)(1) please check     effective simultaneously with the
the following box. [ ]                       effectiveness of a concurrent
                                             registration statement under the
                                             Securities Act of 1933 pursuant to
                                             General Instruction A(c)(2) please
                                             check the following box. [ ]


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                 Name of Each Exchange on Which
      to be so Registered                 Each Class is to be Registered
      -------------------                 ------------------------------

              None                                      N/A

Securities to be registered pursuant to Section 12(g) of the Act:

                            Contingent Payment Rights
                          -----------------------------
                                (Title of Class)




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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

        On June 29, 1997, the Board of Directors of Fusion Systems Corporation (the "Company") declared a dividend distribution of one contingent payment right (the "Contingent Rights") with respect to (i) each share of common stock, $.01 par value per share, of the Company ("Common Stock") outstanding and held by stockholders of record at the close of business on July 25, 1997 (the
"Record Date"), and (ii) each share of Common Stock issued between the Record Date and the earlier of December 31, 1997 or the Redemption Date (as such term is defined in the Contingent Payment Rights Agreement (as defined hereinafter)), upon exercise of options to purchase Common Stock issued under the Company's 1984 Stock Option Plan, 1994 Stock Option Plan, 1994 Non-Employee Director
Stock Option Plan and 1994 Employee Stock Purchase Plan and outstanding on the Record Date ("Qualified Options"). The Contingent Rights will be distributed on September 23, 1997 (the "Distribution Date") to the persons entitled to receive such dividend and, thereafter, will be distributed contemporaneously with the issuance of Common Stock upon exercise of Qualified Options to the holders of such Qualified Options. A description and the terms of the Contingent Rights are set forth in a Contingent Rights Agreement dated as of June 30, 1997 (the "Contingent Rights Agreement") between the Company and
The First National Bank of Chicago, as trustee (the "Trustee").

     The following is a summary of certain material provisions of the Contingent Rights and the Contingent Rights Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Contingent Rights Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

        The Contingent Rights will be unsecured obligations of the Company and will rank equally with all other unsubordinated indebtedness of the Company. Pursuant to the Contingent Rights Agreement, if a Change in Control (as defined hereinafter) of the Company occurs prior to December 31, 1997 each registered holder of a Contingent Right on the close of business on March 31, 1999 (the "Contingent Payment Date") will be entitled to receive in respect of each Contingent Right held, unless the Contingent Rights have been extinguished or redeemed pursuant to their terms, the amount of cash determined by the following schedule (the "Contingent Payment"), where "Net Sales" of the Company means the amount of net sales reflected on the audited income statement of the Company and its consolidated subsidiaries for the calendar year beginning January 1, 1998 and ending December 31, 1998 (the "Contingent Payment Period"):

                      NET SALES OF THE COMPANY FOR THE
                         CONTINGENT PAYMENT PERIOD                  CONTINGENT PAYMENT
          --------------------------------------------------------  ------------------
          $149,000,000 or greater.................................        $ 5.00
          $141,000,000............................................        $ 3.50
          $134,000,000............................................        $ 2.25
          $127,000,000............................................        $ 1.00
          $122,000,000 or less....................................        $ 0.00

     If the Company's Net Sales for the Contingent Payment Period fall between two of the levels specified in the above schedule, the amount of the Contingent Payment for each Contingent Right shall be made by interpolation pursuant to a formula set forth in Section 3.01(c) of the Contingent Rights Agreement.

     Pursuant to the Contingent Rights Agreement, a "Change of Control" of the Company shall be deemed to have occurred if:

          (i) there shall be consummated any reorganization, recapitalization, consolidation or merger, or sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets, of the Company (a "Business Combination"), in each case, unless, following such Business Combination, (a) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of, as of the date of determination, the outstanding shares of Common Stock of the Company (the "Outstanding Common Shares") and outstanding voting securities having a right to vote generally in the election of directors (the "Outstanding Voting Securities") immediately prior to such Business Combination beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transactions owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Common Shares and Outstanding Voting Securities, as the case may be, (b) no Person (as such term is defined in the Contingent Rights Agreement) (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 25% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation and (c) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Board of Directors of the Company as of the date of the Contingent Rights Agreement; or

          (ii) the stockholders of the Company shall approve any plan or proposal for the liquidation or dissolution of the Company; or

          (iii) any person (as such term is used in the Sections 13(d) and 14(d)(2) of the Exchange Act) other than the Company, or any employee benefit plan sponsored by the Company, shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing twenty-five percent (25%) or more of either (i) the then Outstanding Common Shares or (ii) the Outstanding Voting Securities; provided, however, that an acquisition by any corporation pursuant to a transaction which complies with clauses (a), (b), and (c) of paragraph (i) above shall not be deemed to be a Change of Control; or

          (iv) individuals which constituted the Board of Directors of the Company as of the date of the Contingent Rights Agreement shall cease for any reason to constitute at least a majority thereof.

     The Company may, at its option, at any time after the occurrence of a Change of Control, redeem the then outstanding Contingent Rights, in whole or in part, at $5.00 per Contingent Right, without interest. In addition, the Contingent Rights shall be extinguished without payment therefor and will have no further force and effect (i) on December 31, 1997, if no Change of Control has occurred prior to such date or (ii) on March 31, 1999 if the Net Sales of the Company for the Contingent Payment Period shall not have exceeded $122,000,000.

        Pursuant to the Contingent Rights Agreement, the Company must use reasonable efforts during the Contingent Payment Period to operate its business in the ordinary course and substantially as operated heretofore; provided, however, that the foregoing shall not prevent the Company from operating the business of the Company in accordance with its business judgment to enhance the growth and profitable development of the Company's business, so long as the Company is not motivated by an intention to diminish the value of the Contingent Rights. The Company must cause all properties used or useful in the conduct of its business or the business of any Subsidiary (as defined in the Contingent Rights Agreement) to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the foregoing shall not prevent the Company from discontinuing the operation or maintenance of any of such properties if such discontinuance is, as determined by the Board of Directors of the Company in good faith, desirable in the conduct of its business or the business of any Subsidiary (as such term is defined in the Contingent Rights Agreement). In addition, the Company must not engage in material transactions with Affiliates (as such term is defined in the Contingent Rights Agreement) other than subsidiaries of the Company, or material transactions with other persons which are primarily for the benefit of such Affiliates, which would reduce Net Sales during the Contingent Payment Period, except on terms that are comparable to those that would be obtained from unaffiliated parties on an arms-length basis. The Company is also prohibited from merging or consolidating with or into any other Person (as such term is defined in the Contingent Rights Agreement) or from selling or conveying all or substantially all of its assets to any Person, unless (i) either the Company remains as the continuing corporation or such Person is organized under the laws of the United State of America or any State thereof and expressly assumes the due and punctual payment of the Contingent Rights and the performance and observance of all covenants and conditions under the Contingent Rights Agreement, and (ii) the Company or such successor corporation, as the case may be, is not, immediately after such merger or consolidation, or such sale or conveyance, in default in performance of any such covenant or condition.

     The following will be "Events of Default" under the Contingent Rights
Agreement: (i) default in the payment of the Contingent Payment when the same shall become due and payable, and continuance of such default for a period of 30 days; or (ii) default in the performance, or breach, of any covenant of the Company in the Contingent Rights Agreement, and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the registered holders of at least 25% of the outstanding Contingent Rights, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default"; (iii) a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Company in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for any substantial part of its property, or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (iv) the Company shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator or similar official, of the Company or for any substantial part of its property, or make any general assignment for the benefit of creditors.

     If a default in payment of the Contingent Payment occurs when and as such Contingent Payment becomes due and payable and such default continues for a period of 30 days, then upon demand of the Trustee, the Company will pay the Contingent Payment to the Trustee for the benefit of the registered holders of the Contingent Rights, as well as any other amount sufficient to cover the costs and expenses of collection of such Contingent Payment. In addition, if an Event of Default has occurred, and has not been waived and is continuing, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by the Contingent Rights Agreement by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights.

     No registered holder of the Contingent Rights has any right by virtue of the Contingent Rights Agreement to institute any action or proceeding at law or in equity or in bankruptcy or otherwise, unless the registered holders of 25% of the then outstanding Contingent Rights make a written request upon the Trustee to institute such action or proceedings in its own name as trustee under the Contingent Rights Agreement and have offered the Trustee reasonable indemnity as it may require against any costs, expenses and liabilities that the Trustee may incur. The right of any registered holder of the Contingent Rights to receive payment of the Contingent Payments payable on or after the Contingent Payment Date, or to institute suit for the enforcement of any such payment, will not be impaired or affected without the consent of such holder. The registered holders of a majority of the then outstanding Contingent Rights may waive certain Events of Default and its consequences, except a default in respect of a covenant or provision of the Contingent Rights Agreement which cannot be modified or amended without the consent of the registered holder of each Contingent Right affected.

     The Contingent Rights Agreement provides that the Trustee shall, within 90 days after the occurrence of a default, give to the registered holders of the Contingent Rights notice of all uncured defaults known to it, but the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of such registered holders.

     Without the consent of any of the registered holders of the Contingent Rights, the Company and the Trustee may modify and amend the Contingent Rights Agreement, in the form satisfactory to the Trustee, (i) in order to convey, transfer, assign, mortgage or pledge any property or assets to the Trustee as security for the Contingent Rights, (ii) to provide for a guarantee by any Person (as such term is defined in the Contingent Rights Agreement) of some or all of the obligations of the Company under the Contingent Rights Agreement for the benefit of the registered holders of the Contingent Rights, (iii) to add further covenants, restrictions, conditions or provisions to the Contingent Rights Agreement as the Board of Directors of the Company and the Trustee consider to be for the protection of the registered holders of the Contingent Rights, (iv) to cure any ambiguity or to make changes that do not adversely affect the interests of the registered holders of the Contingent Rights in any material respect. With the consent of not less than a majority of the registered holders of the then outstanding Contingent Rights, the Company and the Trustee may modify and amend the Contingent Rights Agreement and the Contingent Rights for the purpose of adding, eliminating or changing any provision therein, or to modifying in any manner the rights of the registered holders of the Contingent Rights under the Contingent Rights Agreement; provided, however, that no such amendment will, without the consent of the registered holder of each then outstanding Contingent Right, (i) modify the definition of Contingent Payment Period, Contingent Payment, Contingent Payment Date, or Net Sales as such terms are defined in the Contingent Rights Agreement, or otherwise reduce the amounts payable in respect of the Contingent Rights or (ii) reduce the amount of the outstanding Contingent Rights.

     The Contingent Rights shall not be transferable by the holders thereof unless and until such Contingent Rights have become registered under the Exchange Act and such registration is effective. THERE IS CURRENTLY NO PUBLIC MARKET FOR THE CONTINGENT RIGHTS, AND THE PRICES AT WHICH THE CONTINGENT RIGHTS MAY TRADE CANNOT BE PREDICTED. NO ASSURANCE CAN BE GIVEN THAT AN ACTIVE PUBLIC MARKET FOR THE CONTINGENT RIGHTS WILL DEVELOP OR THAT ANY CONTINGENT PAYMENT THEREUNDER WILL EVER BE PAID TO HOLDERS THEREOF PURSUANT TO THE CONTINGENT RIGHTS. Until an orderly market develops, the prices at which trading occurs may fluctuate significantly. Trading prices will be determined by the market and may be influenced by many factors, including, among others, the depth and liquidity of the market for such securities, investor perception of the Company, the prospects for payment pursuant to the Contingent Rights, and general economic and market conditions. Application has been made to have the Contingent Rights approved for quotation on the NASDAQ National Market, but no assurance can be given that such application will be approved or that such quotation will not be suspended or terminated in the future.

     On June 30, 1997, the Company entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Eaton Corporation, an Ohio corporation ("Eaton"), and ETN Acquisition Corp., a Delaware corporation ("ETN") and a wholly owned subsidiary of Eaton. A copy of the Merger Agreement is filed as Exhibit 1 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9, which was filed with the Securities and Exchange Commission on July 7, 1997. Pursuant to the terms of the Merger Agreement, if certain conditions are met, Eaton will acquire the Company (the "Acquisition") through a first-step cash tender offer to stockholders of the Company and a second-step merger of ETN with and into the Company. The Company, Eaton and ETN agree that the Acquisition, if it is consummated, will constitute a Change in Control of the Company as such term is defined herein and in the Contingent Rights Agreement and that the Company, subsequent to the Acquisition, will become obligated to make Contingent Payments with respect to the Contingent Rights if and to the extent required in accordance with the Contingent Rights Agreement. If the Acquisition is consummated, the Company will immediately thereafter be a wholly owned subsidiary of Eaton. Eaton has not guaranteed or otherwise assumed any liabilities for the Contingent Rights, whether or not the Acquisition is consummated. In contemplation of the Acqusition, the Company provided representatives of Eaton with certain forecasts of future operating performance of the Company as follows. In May 1997, the Company provided Eaton with its 1997 Operating Plan, which had been approved by the Board of Directors of the Company in December 1996, and which estimated sales for 1997 and 1998 of $93.3 million and $116.0 million, respectively, and operating income of $13.9 million and $23.2 million, respectively. Thereafter, the Company provided Eaton with an updated 1997 forecast of $90.0 million in sales and $13.5 million of operating income. The Company also provided Eaton with two new forecasts for 1998 without any change in the 1997 forecast: a "high" forecast of $141.1 million of sales based on an estimate of potential sales in 1998 and $38.1 million of operating income, after estimating expenses for 1998, and a "low" estimate of $127.0 million of sales and $28.8 million of operating income which discounted the "high" sales estimate by 10%. In late June 1997, the Company prepared a further update of its forecasts which estimated 1997 sales of $93.0 million and operating income of $12.5 million, and 1998 sales of $118.9 million and operating income of $20.6 million. The Company advised Eaton that, compared to the second set of forecasts, the latter forecasts gave effect to a higher level of anticipated engineering costs and eliminated business that was recently lost, production capacity that may not be built in 1997 and orders for new products or from new customers that the Company's management considered to be more speculative.

     THE FOREGOING FORECASTS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE SECURITIES AND EXCHANGE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS. NEITHER THE COMPANY, EATON NOR ETN ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF THESE FORECASTS. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THESE FORECASTS ARE BASED UPON A VARIETY OF ASSUMPTIONS RELATING TO THE BUSINESSES OF THE COMPANY WHICH MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT FINANCIAL, MARKET, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY AND EATON. THERE CAN BE NO ASSURANCE THAT THE FORECASTS WILL BE REALIZED, AND ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE SHOWN. THE INCLUSION OF THE FOREGOING FORECASTS SHOULD NOT BE REGARDED AS A REPRESENTATION BY THE COMPANY OR ITS REPRESENTATIVES OR BY EATON OR ANY OF ITS AFFILIATES OR REPRESENTATIVES THAT THE PROJECTED RESULTS WILL BE ACHIEVED.

ITEM 2. EXHIBITS

  Exhibit No.   Exhibit
  -----------   -------
       1        Contingent Payment Rights Agreement dated as of June 30, 1997 between Fusion Systems Corporation and The First National Bank of Chicago, as trustee (which includes, in Sections 2.02 and 2.03 thereof, the Form of Contingent Payment Rights
                Certificate).











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                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        FUSION SYSTEMS CORPORATION


                                        By:/s/ Joseph F. Greeves
                                           -----------------------------------
                                           Joseph F. Greeves,
                                           Vice President and Chief Financial
                                           Officer



Dated: July 25, 1997

                                  EXHIBIT INDEX


Exhibit
Number      Description
-------     -----------

   1 Contingent Payment Rights Agreement dated as of June 30, 1997 between Fusion Systems Corporation and The First National Bank of Chicago, as trustee (which includes, in Sections 2.02 and 2.03 thereof, the Form of Contingent Payment Rights Certificate).